GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W.
Calgary, AB T2P 3T3

January 16, 2005

NEWS RELEASE

Ralston Valley, Nevada – GA –100% Interest

Golconda Resources Ltd. has entered into a joint venture agreement with two arms-length private parties whereby Golconda can earn a 50% interest in 42 claims by spending US $ 400 000 in exploration over 5 years, and making payments of US $ 5000 per year. Golconda can earn an additional 20% by producing a bankable feasibility study within 5 years after electing to do so. The claims border on Golconda's RV claims and cover the continuation of the two gold mineralized structures being explored by Golconda. The target is Carlin-type gold mineralization and the favourable laminated silty limestone sequence is thought to occur at a depth of 1500 to 2000 ft on the new property, and at a depth of 700 to 1200 ft on Golconda's RV claims.

South Monitor, Nevada – GA – 80% Interest

A major mining company is reviewing the technical data on the South Monitor property. Golconda is contemplating a farm out if the interest continues after studying the data, and if a favourable agreement can be struck.

Wapawekka, Saskatchewan

Golconda Resources has amended the agreement whereby a third party can earn a 30% interest in the Wapawekka claims by spending one million dollars in exploration. The new agreement gives the third party the right to earn an additional 19% for a total of 49% interest by spending an additional $750 000, for a total of $1.75 million in exploration.
Drilling is expected to start up again at the beginning of February.

Guenter Liedtke, P. Geol. is the designated qualified person for the purposes of National Instrument NI 43-101 Standards of Disclosure.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke
Ph: (403) 232-6828 Fax (403) 232-8650
e-mail: golcondaresources@telus.net web site: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, 521 – 3rd Avenue S.W.
Calgary, AB
T2P 3T3

January 5, 2005

NEWS RELEASE

Work Commences at Shulin Lake, Alaska; Granting of Options

Golconda Resources Ltd. is pleased to announce that due to early cold weather, work on the Shulin Lake diamond prospect will begin sooner than expected. A bulldozer and a hoe will be moved to the site where a circular magnetic anomaly with a 1 km diameter is superimposed on a circular swampy area, possibly reflecting the centre or pipe which is the origin of volcanic rock that includes diamond indicator minerals and diamonds found in earlier drilling in the proximity of the anomaly.

Several trenches and pits will be dug through the glacial overburden which is expected to be relatively thin here. Diamond drilling to test the material at greater depth will follow. Golconda holds a 51% interest in the property.

Golconda has approved, under the Company's Incentive Stock Option Plan, the issuance of 1, 400,000 options. 1, 350,000 of these options to acquire common shares in the capital of the Company at a price of $ 0.25 per share for 5 years were granted to directors and officers of the Company. 1, 355,000 options have expired recently.

Golconda's CEO, Guenter J. Liedtke, P.Geol. is the designated qualified person for the purposes of National Instrument NI 43-101 Standards of Disclosure.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
E-mail: golcondaresources@telus.net Website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, 521 – 3rd Avenue S.W.
Calgary, AB, T2P 3T3

#82-3167

December 19, 2005

NEWS RELEASE

Ralston Valley, Nevada (GOLD) - Drilling Plans for 2006

Golconda Resources is looking for tenders for its initial drill program in early 2006.

Carlin-type gold mineralization occurs at Baxter Springs in an outcropping Palaeozoic sequence ranging from shale to silty limestone. A historic drill intercept of 6.99 oz gold/ ton over 10ft by Homestake, and several multi-ounce drill intercepts and surface rock samples indicate the presence of a strong system.

With alteration of the rock increasing towards the gravel-covered valley, Golconda staked the extension of the two gold mineralized structures. The west and east structures comprise the Ralston Valley prospect. Here the lower, more prospective part of the Palaeozoic sequence – a silty laminated limestone- is projected to be in contact with a cretaceous granitic intrusion. Most of the gold in the Carlin district is bound to a similar laminated limestone.

The Round Mountain/Gold Hill mines that contain over 15 million ounces of gold, as well as the historic mines at Manhattan and Belmont, lie in close contact with the same granitic intrusion to the north and east.

In 2004 seven reverse-circulation holes (RV-9 to RV-15) were drilled to delineate areas where the two mineralising structures intersect the favourable silty limestone sequences. Holes RV-9 to 12 went from overthrusted Gold Hill quartzite and shale into the granite. Hole RV-15 got stuck in quartzite at 840ft. Anomalous gold values, especially in RV-12 and 15, indicated the presence of an extensive hydrothermal system.

West Structure

Hole RV-13 intersected, from 800 to 1070ft depth -below a younger basalt flow- a limy shale sequence. Anomalous gold, silver, arsenic and barium, as well as phosphorus, vanadium and zinc values occurred throughout this zone. From 1070 to 1170ft at end of hole, no anomalous values were recovered in a non-calcareous shale horizon. RV-13 was drilled about 230m (750ft) east of the western structure and penetrated a higher, less favourable horizon. Yet it showed consistent anomalous values in gold and associated elements.

A new hole is planned about 250m to the west to intersect this and possibly other more favourable horizons close to the contact with the structure. It should go to a depth of 1500ft or more.

East Structure

RV-14 intersected a clay zone from 400 to 500ft, and had to be abandoned at 530ft. Assay results later showed that the clay zone was most likely the hydrothermally-altered eastern structure. The shale horizon below is anomalous in gold and other associated elements. Barium, at 0.389%, and phosphorus, at 0.778%, were the highest values encountered by Golconda on the property and could be indicative of a well-mineralized system close-by. The most favourable silty laminated limestone horizons are expected to occur closer to the surface. **A new hole is planned** that will twin RV-14 **and another will be drilled** 1200m (4000ft) along trend to the structure, to the southeast. Both holes are projected to go to a depth in excess of 1000ft each. The position of further holes will be based on the alteration and rocks encountered in these first three drill holes.

Golconda has another three advanced gold properties in Nevada where drilling is planned for 2006.

All assays were carried out by ALS-Chemex in Vancouver, and Golconda's CEO, Guenter J. Liedtke, P.Geol. is the designated qualified person for the purposes of National Instrument NI 43-101 Standards of Disclosure.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
E-mail: golcondaresources@telus.net Website: www.golcondaresources.com

#82-3167

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, John Wing, Accountant, acting as Chief Financial Officer of Golconda Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Golconda Resources Ltd. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows on the issuer, as of the date and for the period presented in the interim filings.

Date: November 29, 2005.

John Wing, Accountant,
acting as Chief Financial Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Guenter J. Liedtke, President and Chief Executive Officer of Golconda Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Golconda Resources Ltd. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows on the issuer, as of the date and for the period presented in the interim filings.

Date: November 29, 2005.

Guenter J. Liedtke, President and CEO

GOLCONDA RESOURCES LTD.
Suite 780, 521 - 3rd Avenue S.W.
Calgary, Alberta T2P 3T3
Tel. (403) 232.6828

November 29, 2005

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Golconda Resources Ltd. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these statements.

GOLCONDA RESOURCES LTD.
Suite 780, 521 - 3rd Avenue SW
Calgary, Alberta T2P 3T3

November 29, 2005

NOTICE TO READER

The accompanying unaudited interim consolidated financial statement of Golconda Resources Ltd. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2005	December 31, 2004
Assets		
Current		
Cash	$ 1,282	$ 2,902
Accounts receivable	4,980	5,444
Prepaid expenses	6,486	-
	12,748	8,346
Capital - Note 2	3,629	3,260
Mineral properties and deferred expenditures - Note 3	5,003,146	4,312,230
Mineral reclamation deposits	58,247	58,201
	$ 5,077,770	$ 4,382,037
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 192,546	$ 347,765
Advances from shareholders	25,189	193,109
Loans payable - trade	33,500	-
	251,235	540,874
Shareholders' equity		
Share capital - Note 4	13,532,863	12,366,613
Warrants	120,000	120,000
Contributed surplus	351,074	342,644
Deficit	(9,177,402)	(8,988,094)
	4,826,535	3,841,163
	$ 5,077,770	$ 4,382,037

Approved by the Board:

_______________, Director
Guenter J. Liedtke

_______________, Director
Terry S. Chan

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Expenses				
Administration fees	$ 10,000	$ 7,500	$ 22,500	$ 20,905
Annual general meeting	(130)	(540)	19,377	17,577
Dues, fees and memberships	-	166	2,995	5,616
Foreign exchange loss	(2,602)	-	7,589	-
General exploration	-	5,857	2,384	7,922
Office expenses	2,860	2,441	18,360	9,292
Office rent	6,976	6,923	20,918	20,773
Professional fees	2,116	2,085	9,168	8,402
Salaries	23,083	17,348	62,780	61,447
Shareholders' information	621	1,017	2,818	3,985
Stock based compensation	-	71,629	8,430	120,379
Stock exchange fees	(2,780)	750	4,200	3,700
Transfer agent	3,970	1,352	7,789	5,632
	44,114	116,528	189,308	285,630
LOSS FOR THE PERIOD	(44,114)	(116,528)	(189,308)	(285,630)
DEFICIT, BEGINNING OF PERIOD	(9,133,288)	(8,385,106)	(8,988,094)	(8,216,004)
DEFICIT, END OF PERIOD	$ (9,177,402)	$ (8,501,634)	$ (9,177,402)	$ (8,501,634)
LOSS PER SHARE	$ (0.001)	$ (0.002)	$ (0.004)	$ (0.007)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Cash provided by (used for):				
Operating activities				
Loss for the period	$ (44,114)	$ (116,528)	$ (189,308)	$ (285,630)
Add items not affecting cash				
Stock based compensation	-	71,629	8,430	120,379
	(44,114)	(44,899)	(180,878)	(165,251)
Net change in non-cash working capital items				
Accounts receivable and accruals	4,764	1,401	464	(5,537)
Loans receivable	-	-	-	8,000
Prepaid expenses	(2,486)	-	(6,486)	-
Accounts payable and accrued liabilities	34,583	58,003	(155,219)	(30,849)
Advances from shareholders	24,999	(33,699)	(167,920)	(7,299)
Loans payable	33,000	60,500	33,500	60,500
	50,746	41,306	(476,539)	(140,436)
Financing activities				
Issue of shares for cash				
on private placement	-	-	-	750,000
on exercise of stock options	-	52,500	-	108,500
on exercise of warrants	-	-	1,166,250	1,200
Costs of issuing shares	-	-	-	(4,450)
	-	52,500	1,166,250	855,250
Investing activities				
Exploration expenditures	(76,685)	(100,764)	(690,916)	(716,144)
Additions to deposits	-	-	(46)	(9,700)
Capital asset purchased	-		(369)	
	(76,685)	(100,764)	(691,331)	(725,844)
DECREASE IN CASH	(25,939)	(6,958)	(1,620)	(11,030)
CASH, BEGINNING OF PERIOD	27,221	2,987	2,902	7,059
CASH (BANK INDEBTEDNESS), END OF PERIOD	$ 1,282	$ (3,971)	$ 1,282	$ (3,971)

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

September 30, 2005

(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements . In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2004.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,845	$ 8,800	$ 2,045
Computer equipment	10,206	8,622	1,584
	$ 21,051	$ 17,422	$ 3,629

Note 3 - Mineral Properties and Deferred Expenditures

	Acquisition Costs	Exploration Costs	Total September 30 2005	Total December 31 2004
Canada				
Ennis Lake	$ 5,058	$ 545,751	$ 550,809	$ 550,164
Lone Peak	75,757	137,371	213,128	213,128
Peter Lake	12,435	32,571	45,006	45,006
Red Lake	5,207	30,785	35,992	35,992
Wapawekka	19,870	948,600	968,470	721,974
Wert Lake	1,873	176,516	178,389	175,885
	120,200	1,871,594	1,991,794	1,742,149
United States				
Merger	16,930	16,350	33,280	7,586
Monitor Flats	13,867	77,228	91,095	88,048
Ralston Valley	40,439	276,796	317,235	305,204
Shulin Lake, Alaska	160,242	1,220,149	1,380,391	996,537
Silver Bow, Nevada	-	2,100	2,100	-
South Monitor, Nevada	106,834	1,080,417	1,187,251	1,172,706
	338,312	2,673,040	3,011,352	2,570,081
	$ 458,512	$ 4,544,634	$ 5,003,146	$ 4,312,230

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2004	43,199,734	$ 12,366,613
Issued during the period		
Exercise of warrants	3,750,000	1,166,250
Balance, September 30, 2005	46,949,734	$ 13,532,863

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are excercisable upon issuance and an option's maximum term is five years. Options may be granted at various times throughout the year and vest immediately.

A summary of the status of the stock option plan as of September 30, 2005 is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, December 31, 2004	3,505,000	0.28
Granted	25,000	0.35
Exercised	-	-
Expired	-	-
Outstanding, September 30, 2005	3,530,000	0.28

Note 4 - Share Capital *(Continued)*

c) Stock option plan

The following table summarizes information about stock options outstanding at September 30, 2005:

Exercise Price	Shares	Expiry Date
$ 0.35	800,000	October 17, 2005
$ 0.25	1,325,000	July 28, 2008
$ 0.25	280,000	November 11, 2008
$0.25	200,000	February 3, 2009
$0.31	175,000	April 12, 2009
$0.25	650,000	August 31, 2009
$0.25	75,000	October 14, 2009
$0.35	25,000	January 13, 2010
	3,530,000	

d) Warrants

A summary of the status of the common share purchase warrants as at September 30, 2005 and changes during the period then ended is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2004	Issued (Exercised)	Expired	Outstanding at September 30, 2005
$0.35	February 21, 2005	1,500,000	(825,000)	(675,000)	-
$0.30	March 2, 2005	3,000,000	(2,925,000)	(75,000)	-
		4,500,000	(3,750,000)	(750,000)	-

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

September 30, 2005

(Unaudited)

Note 5 - Related Party Transactions

(a) The Company paid certain directors and officers, either directly or indirectly, the following amounts:

For deferred exploration expenditures	$	61,050
For general and administrative costs		22,500
	$	83,550

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the parties.

(b) At the end of the period, the amounts due to a director and included in accounts payable were $23,105.

Note 6 - Subsequent Events

(a) Effective November 1, 2005 the Company cancelled the option agreement it had to earn a 90% interest in 54 claims in the Lone Peak property in British Columbia. The Company has no further interests in the property and accordingly has abandoned it.

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is November 29, 2005.

This Management Discussion and Analysis ("MD&A") reviews the activities of Golconda Resources Ltd. and compares the financial results for the third quarter and first nine months of 2005 with those of the corresponding periods in 2004. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended September 30, 2005 and with the 2004 annual report which contains the audited consolidated financial statements for the relevant periods, copies of which are filed on the SEDAR website (www.sedar.com).

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Golconda Resources Ltd. is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward looking information made as of the date of this MD&A.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable.

SIGNIFICANT ACCOUNTING PRINCIPLES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds 80% title to the Company's mineral properties in Nevada and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarter:

Fiscal Quarter ended	Sep 30 2005	June 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003
Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($44,114)	($69,416)	($75,778)	($772,090)	($116,528)	($115,559)	($53,543)	($1,221,960)
Basic Loss per share	($0.001)	($0.001)	(0.001)	(0.001)	(0.002)	($0.003)	($0.001)	($0.03)
Total Assets	$5,077,770	$5,029,302	$5,052,715	$4,382,037	$4,751,026	$4,655,550	$4,473,600	$4,035,604
Total Liabilities	$251,235	$158,653	$112,650	$540,874	$447,568	$358,793	$154,734	$421,245

Mineral Exploration Activities

During the three months ended September 30, 2005, the Company incurred deferred exploration costs on the following properties:

Wapawekka, Northern Mining District, Saskatchewan

The Wapawekka Lake region is located 25 Km east-southeast of the town of La Ronge. The Company holds 100% interest in 11 claims and 50% interest in one mineral claim, for a total of 26,205 hectares. The other 50% interest in the single claim is held by an at arm's length private company.

Pursuant to an Option Agreement, dated October 15, 2004, an at arms' length private company can earn a 30% legal and beneficial interest in the property by incurring exploration expenditures on the property in the aggregate of one million Canadian dollars by October 15, 2006.

During the quarter ended September 30, 2005, the Company continued the base-metal drilling program to test four of the fourteen anomalies that were outlined by an airborne electromagnetic survey during the month of April 2005. Each anomaly was tested with two diamond drill holes.

The first three anomalies are located in the northwestern part of the Wapawekka property and are regionally developed, parallel sulphide zones that can be traced for a distance of over 8 km. They were drilled to determine if the conductors are caused by graphitic horizons or by more extended horizons associated with volcanic-hosted massive sulphide mineralization. The anomalies are caused by stratiform sulphides and contain anomalous copper-zinc values.

The fourth anomaly (No. 4), located in the northeastern part of the property, starts about 300 m from Wapawekka Lake and runs to the northeast into the lake. The anomaly becomes considerably stronger about 350 m into the lake and remains strong for about 1500 m. The anomaly was tested with two diamond drill holes: Hole WEL-1 and Hole WEL-2. The drilling started in September and was completed in the month of October. Core drill samples were sent to ALS Chemex, of Vancouver.

Golconda's President and CEO, Guenter J. Liedtke, P.Geol. is the designated qualified person for the purposes of NI 43-101 – Standards of Disclosure.

During the quarter ended September 30, 2005, the Company incurred $41,978 in exploration expenditures on the property. The private party is financing the drilling program

Subsequent Events

On October 25, 2005, the Company announced that the drilling program intersected copper-zinc sulphide mineralization. Hole WEL-1 intersected a 3.20 m thick, exhalite zone consisting of cherts, silica sinter and a 1.20 m tick zone of laminated and disseminated sulphides (approximately 15%) with visible, scarce chalcopyrite (copper) and sphalerite (zinc). Hole WEL-2 was drilled 140 m to the northeast, as close to the shore of Wapawekka Lake as possible. At a depth of 219.60 m, it intersected a zone 90 cm thick of semi-massive and disseminated sulphide (approximately 25%) with a much higher content of copper and zinc sulphides. From a depth of 360 m to 395 m, it intersected numerous quartz-calcite veinlets containing pyrrhotite and chalcopyrite.

On November 22, 2005, the Company announced the assay results from Holes WEL-1 and WEL-2 drilled in anomaly No. 4. The results show a copper/zinc-carrying volcanic sulphide system. The Company feels that the marked base-metal increase towards the stronger part of the anomaly is very promising, pointing to the possibility of an economic massive sulphide mineralization in this zone, and deems it necessary to continue drill testing it through the ice this winter.

Shulin Lake – Alaska

The Shulin Lake property is located about 75 kilometers northwest of Anchorage, Alaska. It consists of 278 claims. Golconda currently owns 51% interest in the property with joint venture partners Shulin Lake Mining Inc. (39.8%) and Shear Minerals Ltd. (TSX "SRM") (9.2%). Golconda is the operator.

During the period ended September 30, 2005, the Company incurred exploration expenditures in the amount of $14,476 in payment of geophysical reinterpretation of one circular negative anomaly of about 1 km in diameter.

Golconda's President and CEO, Guenter J. Liedtke, P.Geol. is the designated qualified person for the purposes of NI 43-101 – Standards of Disclosure.

Subsequent Events

On November 22, 2005, the Company announced that during the month of October, three 6 ft deep pits were dug within the negative circular anomaly and 3 samples were collected. Each sample weighted approximately 20 pounds. Although the samples were taken from glacial till, visual observation of the concentrates shows green chrome diopsides, kynite, sapphires, rutile and anatase. These minerals were regularly observed in earlier samples that recovered small size diamonds. The Company feels that, based on the above combined data, it would seem that this area is the most likely site of the pipe which produced the diamonds and indicator minerals found the past. The Company plans to take to this area a bulldozer and a hoe that can reach a depth of 7 m (22 (ft) to dig pits and trenches. This work will begin in February 2006, after the ground is frozen. The glacial overburden is estimated to be

only a few meters thick, so the prospective pits will be easily dug. Diamond drilling will obtain samples from a greater depth. All of the equipment is already on campsite at Shulin Lake.

Nevada Properties

During the period ended September 30, 2005, the Company paid US$23,500 in annual rental fees for 118 mineral claims to the Bureau of Land Management in Reno, Nevada.

RESULTS OF OPERATIONS

During the three months ended September 30, 2005, the Company sustained a loss of $44,114 or $0.001 per share compared to a loss of $116,528 or $0.002 for the period ended September 30, 2004. Golconda uses the treasury method, which determines the dilutive effect of stock options and other dilutive instruments, for the computation of loss per share.

General and Administrative expenses were $44,114 compared to $116,528 for the three months ended September 30, 2004. The Company did not incur any investor relations expenses. Rental cost was $6,976 compared to $6,923 for the three months ended September 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

During the quarter ended September 30, 2005, the Company incurred $76,685 in deferred exploration expenditures compared to $100,764 in the three months ended September 30, 2004. Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements.

The Company's cash balance at September 30, 2005 was $1,282 compared to $2,902 at December 31, 2004. Current accounts payables and accrued liabilities are $251,235 consisting of $192,546 in accounts payable including $23,105 due to a director, $25,000 in advances from shareholders and $33,500 in loan payable ($540,874 at December 31, 2004). At September 30, 2005, the Company's investment in resource property costs was $5,077,770 ($4,312,230 at December 31, 2004). Shareholders' equity or net assets totaled $4,826,535 ($3,841,163 at December 31, 2004).

RELATED PARTY TRANSACTIONS

The Company paid to certain directors and officers, either directly or indirectly, the following amounts: for deferred exploration expenditures $61,050 and for general and administrative costs $22,500.

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal of par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Number of Common Shares	Price
	Balance, December 31, 2004	43,199,734	
Exercise of Warrants	February 22, 2005	825,000	$0.35
Exercise of Warrants	March 2, 2005	2,925,000	$0.30
	Balance, September 30, 2005	**46,949,734**	
*Exercise of Options	October 24, 2005	150,000	$0.35
	Balance, November 29, 2005	47,099,734	

**Please, see Stock Options below*

Outstanding Warrants

As at the date hereof, there are nil warrants outstanding.

Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants. Under the "rolling" plan, the directors of the Company may grant up to 10% of its issued and outstanding common shares. Options are exercisable upon issuance and an option's maximum term is five years.

At September 30, 2005, there were 3,530,000 stock options outstanding, or 7,51% of the total issued and outstanding capital of the Company. Details of stock options outstanding at September 30, 2005 are disclosed in Note 4 c) to the unaudited interim consolidated financial statements.

Subsequent to September 30, 2005, a director exercised 150,000 stock options at $0.35 per share on October 14, 2005; and an aggregate of 650,000 director options, exercisable at $0.35 per share, expired on October 17, 2005. As at the date hereof, there are 2,730,000 stock options outstanding, or 5.796% of the total issued and outstanding capital of the Company.

SUBSEQUENT EVENTS

Lone Peak Property - Option Agreement dated October 15, 2001, approved by the TSX Venture Exchange on November 1st, 2001. - Effective November 1st, 2005, the Company cancelled the agreement due to no further interests in the property. The Company entered into the agreement to acquire a 90% interest in certain mineral claims in the Fort Steele Mining Division of British Columbia.

RISK AND UNCERTAINTIES

The basic business plan of the Company is to generate or acquire mineral exploration projects that it feels have the potential to host mineral economic deposits. At the present time, the Company has no revenue-producing mines and has no source of operating cash flow other than through the raising of private placement monies. The Company's viability and potential success lies in its ability to develop, exploit and generate revenue out of mineral deposits.

Historically the Company has depended on equity capital to fund its activities. There can be no assurance that additional funding will be available to the Company for further exploration and development of its projects or to fulfill its obligations under applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

The operation of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development on its projects.

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